Exhibit 99.1

(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited and expressed in Canadian Dollars)

FOR THE THREE AND SIX MONTHS ENDED
DECEMBER 31, 2006

Goldbelt Resources Ltd.
(A Development Stage Company)
Consolidated Balance Sheets
As at December 31, 2006 and June 30, 2006
(Unaudited and expressed in Canadian Dollars)
	December 31 2006 $	June 30 2006 $
ASSETS
Current
Cash	157,738	494,181
Short term investments (Note 2)	9,450,000	5,625,000
Receivables	622,638	51,284
Deposits and prepaid expenses (Note 3)	338,426	65,746

	10,568,802	6,236,211
Process plant deposit (Note 3)	-	187,301
Plant and equipment (Note 3)	2,259,867	200,622
Mineral properties (Note 4)	17,382,825	14,057,360

	30,211,494	20,681,494
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	891,017	370,009
Shareholders’ equity
Capital stock (Note 5)	33,431,121	23,242,232
Contributed surplus (Note 5)	2,277,028	1,740,524
Deficit	(6,387,672)	(4,671,271)
	29,320,477	20,311,485
	30,211,494	20,681,494

Nature of operations and going concern (Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

Goldbelt Resources Ltd.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
For the three and six month periods ended December 31, 2006 and 2005
(Unaudited and expressed in Canadian Dollars)
	3 months ended December 31			6 months ended December 31		Cumulative from
	2006		2005	2006	2005	July 1, 2004
		$	$	$	$	$
Expenses
Professional fees	72,408		58,497	102,748	124,674	704,706
Travel and promotion	177,950		108,886	340,959	192,113	1,365,293
Stock-based compensation	43,614		398,006	387,787	419,126	2,017,265
Consulting fees	72,436		39,202	156,527	98,887	603,431
Salaries and benefits	177,154		162,315	326,664	257,077	983,447
Transfer agent and filing fees	6,353		3,576	18,373	3,593	181,660
Shareholder relations	284,990		53,978	316,584	128,659	782,099
Office and occupancy costs	39,512		34,585	88,745	69,493	283,222
Telecommunications	14,238		8,329	22,204	23,907	77,475
Directors’ fees	49,500		1,393	74,567	4,893	100,963
Amortization	5,970		4,209	10,350	7,638	28,911
Loss before other items	(944,125)		(872,976)	(1,845,508)	(1,330,060)	(7,128,472)
Other income
Foreign exchange gain (loss)	(21,151)		25,648	(35,445)	109,804	125,889
Interest income	127,298		26,990	164,552	53,384	237,048
	106,147		52,638	129,107	163,188	362,937
Loss for the period	(837,978)		(820,338)	(1,716,401)	(1,166,872)	(6,765,535)
Deficit, beginning of period	(5,549,694)		(1,705,190)	(4,671,271)	(1,358,656)
Deficit, end of period	(6,387,672)		(2,525,528)	(6,387,672)	(2,525,528)
Loss per common share
Basic and diluted	(0.01)		(0.02)	(0.03)	(0.03)
Weighted average number of
common shares
Basic and diluted	61,942,911		34,148,963	56,814,032	34,129,258

The accompanying notes are an integral part of these consolidated financial statements

Goldbelt Resources Ltd.
(A Development Stage Company)
Consolidated Statements of Cash Flows
For the three and six month periods ended December 31, 2006 and 2005
(Unaudited and expressed in Canadian Dollars)
	3 months ended December 31			6 months ended December 31		Cumulative from
	2006		2005	2006	2005	July 1, 2004
		$	$	$	$	$
Cash flows used in operating activities
Loss for the period	(837,978)		(820,338)	(1,716,401)	(1,166,872)	(6,765,535)
Items not affecting cash:
Amortization	5,970		4,209	10,350	7,638	28,911
Stock-based compensation	43,614		398,006	387,787	419,126	2,017,265
Loss (gain) on foreign exchange	23,023		(8,854)	38,065	(96,497)	(104,822)
Changes in non-cash working capital items:
Decrease (increase) in accounts receivable	(46,121)		(14,189)	(42,717)	(31,766)	(59,744)
Increase in deposits and prepaid expenses	(81,549)		(17,869)	(71,022)	(22,769)	(110,435)
Increase (decrease) in accounts payable and accrued liabilities	15,707		(374,673)	103,524	(491,313)	136,719
Net cash used in operating activities	(877,334)		(833,708)	(1,290,414)	(1,382,453)	(4,857,641)
Cash flows used in investing activities
Acquisition of mineral properties	(1,421,729)		(400,107)	(3,237,503)	(2,118,832)	(7,760,261)
Acquisition of equipment	(133,075)		(56,002)	(244,988)	(73,422)	(463,927)
Process plant expenditures	(2,071,648)		-	(2,076,144)	-	(2,263,445)
Acquisition of subsidiaries	-		-	-	-	(2,183,225)
Short-term investments	(5,875,000)		1,179,000	(3,825,000)	3,876,000	(9,450,000)
Net cash provided by (used in) investing activities	(9,501,452)		722,891	(9,383,635)	1,683,746	(22,120,858)
Cash flows from financing activities
Proceeds on issuance of capital stock	2,943,878		23,033	11,022,135	23,033	27,630,629
Share issue costs	-		-	(684,529)	-	(1,552,983)
Net cash provided by financing activities	2,943,878		23,033	10,337,606	23,033	26,077,646
Increase (decrease) in cash	(7,434,908)		(87,784)	(336,443)	324,326	(900,853)
Cash, beginning of period	7,592,646		516,872	494,181	104,762	1,058,591
Cash, end of period	157,738		429,088	157,738	429,088	157,738

Supplemental disclosure with respect to cash flows (Note 8)

The accompanying notes are an integral part of these consolidated financial statements.

Goldbelt Resources Ltd.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
For the three and six month periods ended December 31, 2006 and 2005
(Unaudited and expressed in Canadian Dollars)

1.     NATURE OF OPERATIONS AND GOING CONCERN

Goldbelt Resources Ltd. (the “Company” or “Goldbelt”) is a Tier 1 listed company on the TSX Venture Exchange (“TSX-V”).

These unaudited consolidated financial statements are prepared by management in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of computation as the most recent annual financial statements for the year ended June 30, 2006. In the opinion of management all adjustments required for a fair and consistent preparation are included in these financial statements in accordance with the accounting principles of the Company. They do not include all the information and disclosure required by Canadian generally accepted accounting principles for annual financial statements. These consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements and notes for the year ended June 30, 2006.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

However, the Company is in the development stage and is subject to the risks and challenges similar to other companies in a comparable stage of development. These risks include, but are not limited to, the dependence on key individuals, successful discovery of economically recoverable reserves, the preservation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain financing necessary to complete development of the properties, and the future profitable production therefrom or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis and continue as a going concern.

There is no assurance that these initiatives will be successful and as a result there is substantial doubt regarding the going concern assumption. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the going concern assumption were not appropriate. These adjustments could be material.

In addition, the properties may be subject to sovereign risk, including political and economic instability, government regulations relating to mining, currency fluctuations and local inflation. Changes in future conditions could require material write-downs of the carrying values.

The Company has adopted accounting guideline AcG 11 relating to enterprises in the development stage which encourages disclosure of cumulative balances from the inception of the development stage in the income statement and cash flow statement. The disclosure of cumulative information in the income statement and statement of cash flows reflect the Company’s operations from July 1, 2004, at which time the Company commenced the acquisition, exploration and development of its existing mineral exploration properties in Burkina Faso.

2.     SHORT TERM INVESTMENTS

Short term investments consist of government investment certificates with weighted average interest rates of 3.9% and maturities up to November 2007.

Goldbelt Resources Ltd.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
For the three and six month periods ended December 31, 2006 and 2005
(Unaudited and expressed in Canadian Dollars)

3.     PLANT AND EQUIPMENT
	December 31	June 30
	2006	2006
	$	$
Cost
Process plant(1)	1,893,794	-
Computer equipment	62,144	38,748
Field equipment	377,836	158,168
Office equipment	37,755	35,830
	2,371,529	232,746
Less: Accumulated amortization
Process plant	-	-
Computer equipment	26,953	10,890
Field equipment	59,426	5,195
Office equipment	25,283	16,039
	111,662	32,124
Net book value
Process plant	1,893,794	-
Computer equipment	35,191	27,858
Field equipment	318,410	152,973
Office equipment	12,472	19,791
	2,259,867	200,622
(1)Process plant

On May 9, 2006, the Company entered into an exclusive option agreement with Tanami Gold NL (Australia) (“Tanami”) for the purchase of a used gold processing plant currently located near Darwin in the Northern Territory, Australia for A$2,000,000. A non-refundable deposit of $187,301 (A$200,000) was paid on signing the agreement and the balance of $1,587,525 (A$1,800,000) was paid in full in the current period. The Company has incurred $118,968 in expenditures relating to assessment of plant refurbishment and removal.

A refundable security deposit of $180,722 (A$200,000) was paid to Tanami to meet potential removal expenditures incurred by Tanami. The Company is obligated to dismantle this process plant at an estimated cost of approximately $1.2 million.

Goldbelt Resources Ltd.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
For the three and six month periods ended December 31, 2006 and 2005
(Unaudited and expressed in Canadian Dollars)

4.     MINERAL PROPERTIES

The Company currently owns or is in the process of owning the following licenses in Burkina Faso:

Name and region in Burkina Faso	Description
Inata Gold Project, Northern Belahouro, Northern Houndé and Bougouriba, Southwestern Ouedogo, Southeastern	Exploitation License, in progress Exploration Licenses Exploration Licenses Exploration License

The Company is subject to an annual minimum exploration expenditure over the three year term of each license. The total commitment on all existing licenses until their respective expiry dates approximates $5.6 million. All licenses are subject to a government royalty of 3% on gross sales and the Inata Gold Project is subject to a an additional royalty of 2.5% payable to a third party.

			Houndé
			Bougouriba and
	Inata Project	Belahouro	Ouedogo
	Permit	Permits	Permits	Total
	$	$	$	$
Balance - June 30, 2005	9,741,320	-	499,883	10,241,203
Acquisition from Resolute	1,183,613	-	51,681	1,235,294
Assay and sampling	165,311	-	68,308	233,619
Drilling	382,266	-	-	382,266
Environmental studies	93,911	-	746	94,657
Geophysical	14,387	-	-	14,387
General and administrative	321,155	-	60,971	382,126
Hydrogeology	15,442	-	-	15,442
Project engineering	386,915	-	-	386,915
Resource and mine engineering	275,209	-	-	275,209
Salaries and benefits	418,044	4,968	114,924	537,936
Taxes	14,815	24,337	23,618	62,770
Travel and fuel	175,091	-	20,445	195,536
Expenditures in fiscal 2006	3,446,159	29,305	340,693	3,816,157
Balance - June 30, 2006	13,187,479	29,305	840,576	14,057,360
Assay and sampling	273,088	90,665	76,154	439,907
Drilling	1,038,834	378,342	247,579	1,664,755
Environmental studies	454	-	-	454
Geophysical	98,474	-	-	98,474
General and administrative	227,862	136,581	49,273	413,716
Project engineering	74,563	-	-	74,563
Resource and mine engineering	103,236	-	-	103,236
Salaries and benefits	196,546	84,660	41,411	322,617
Taxes	6,333	12,883	5,827	25,043
Travel and fuel	106,113	71,994	4,593	182,700
Expenditures in fiscal 2007	2,125,503	775,125	424,837	3,325,465
Balance - December 31, 2006	15,312,982	804,430	1,265,413	17,382,825

Goldbelt Resources Ltd.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
For the three and six month periods ended December 31, 2006 and 2005
(Unaudited and expressed in Canadian Dollars)

5.     CAPITAL STOCK AND CONTRIBUTED SURPLUS
	Capital Stock
	Number		Contributed
	of Shares	Amount $	Surplus $
Authorized
Unlimited number of common shares without par value
Balance, June 30, 2005	34,109,552	11,737,625	652,792
Private placement	1,538,462	1,000,000	-
Exercise of warrants	10,588,235	6,882,353	-
Shares issued for mineral properties	1,900,453	1,235,294	-
Shares issued for settlement of debt	1,670,000	1,808,169	-
Exercise of agents’ compensation warrants	255,398	166,009	-
Exercise of options	660,000	66,000	-
Exercise of agents’ compensation options	565,647	294,132	-
Stock-based compensation	-	-	1,217,332
Agents’ compensation	-	-	25,000
Exercise of options	-	154,600	(154,600)
Share issue costs	-	(101,950)	-
Balance, June 30, 2006	51,287,747	23,242,232	1,740,524
Private placement	7,600,000	7,980,000	-
Exercise of warrants	4,714,932	2,944,118	-
Exercise of agents’ compensation warrants	26,923	19,115	-
Exercise of agents’ compensation options	158,283	79,142	-
Stock-based compensation			387,787
Agents’ compensation	-	-	188,000
Exercise of options	-	39,283	(39,283)
Share issue costs - agents’ compensation	-	(188,000)	-
Share issue costs	-	(684,769)	-
Balance, December 31, 2006	63,787,885	33,431,121	2,277,028

Private placements

Year ended June 30, 2006
On January 13, 2006, the Company completed a private placement by issuing 1,538,462 common shares at $0.65 per share for gross proceeds of $1,000,000. The Company paid commissions and issuance costs of $76,950; and granted 107,692 common share purchase warrants valued at $25,000 and exercisable at $0.71 per share until January 13, 2007.

Period to December 31, 2006
On September 27, 2006, the Company completed a private placement by issuing 7,600,000 common shares at $1.05 per share for gross proceeds of $7,980,000. The Company paid commissions and issuance costs of $684,769; and granted 532,000 common share purchase warrants exercisable at $1.17 per share until September 27, 2007.

Goldbelt Resources Ltd.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
For the three and six month periods ended December 31, 2006 and 2005
(Unaudited and expressed in Canadian Dollars)

5.     CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

The Company recorded a fair value of $188,000 for the 532,000 agents’ compensation warrants granted using the Black-Scholes option pricing model. This amount was recorded as cost of share issue and contributed surplus. The valuation was calculated with the following assumptions: risk free interest rate of 3.9%; annualized volatility factor of the expected market price of the Company’s common stock of 80%; expected life of the options of 1 year, and expected dividend yield of 0%.

Stock option plan

	Options		Weighted Average Exercise Price
	December 31 2006	June 30 2006	December 31 2006	June 30 2006
Outstanding, beginning of period Granted Exercised	5,110,000 - -	1,985,000 3,785,000 (660,000)	0.67 - -	0.43 0.69 (0.10)
Outstanding, end of period	5,110,000	5,110,000	0.67	0.67

	Number	Exercise	Expiry
Fiscal year granted	of Options	Price $	Date
2005	375,000	0.48	December 1, 2007
	150,000	0.25	July 12, 2009
	800,000	0.72	March 9, 2010
2006	500,000	0.54	September 26, 2010
	925,000	0.62	November 25, 2010
	1,550,000	0.69	December 16, 2010
	150,000	0.71	January 9, 2011
	660,000	0.89	February 10, 2011
Total	5,110,000

The Company has a stock option plan (the “Plan”) whereby, from time to time at the discretion of the Board of Directors, stock options are granted to directors, officers, employees and certain consultants to the lesser of 9,000,000 and 10% of the issued common shares. The exercise price of each option is based on the market price of the Company’s common stock at the date of grant less an applicable discount, subject to a minimum price of $0.10. The Board of Directors determines the vesting period at their discretion. As at December 31, 2006, options to acquire 5,110,000 common shares, were outstanding, of which 4,081,250 were exercisable.

Goldbelt Resources Ltd.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
For the three and six month periods ended December 31, 2006 and 2005
(Unaudited and expressed in Canadian Dollars)

5.     CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

In fiscal 2006, the Company estimated a fair value of $1,589,700 for the 3,785,000 options granted using the Black-Scholes option pricing model. The valuation was calculated with the following assumptions: weighted average risk free interest rate of 3.9%; annualized volatility factor of the expected market price of the Company’s common stock of 70%; expected life of the options of 5 years, and expected dividend yield of 0%. The unamortized balance at June 30, 2006 was $424,803, of which $43,614 and $387,787 was amortized in the three month and six month period ended December 31, 2006 respectively. The unamortized balance at December 31, 2006 was $37,016.

Warrants and agents’ compensation options
The following table reflects the continuity of warrants and compensation options to acquire common shares of the Company at December 31, 2006:
Expiry Date	Exercise Price	Balance June 30,		Issued		Exercised Cancelled		Balance December
		$2006						31,2006
March 3, 2007	0.50	1,882,353		-		(1,882,353)		-
March 3, 2007	0.65	1,882,353		-		(1,882,353)		-
March 3, 2007	1.00	125,000		-		-		125,000
March 3, 2007	0.65	500		79,141	(2)	-		79,641
March 3, 2007	0.50	835,123	(1)	-		(237,424)	(2)	597,699
January 13, 2007	0.71	53,846		-		(26,923)		26,923
January 13, 2008	0.65	180,995		-		(180,995)		-
January 13, 2008	0.845	180,995		-		(180,995)		-
January 17, 2008	0.75	294,118		-		(294,118)		-
January 17, 2008	0.98	294,118		-		(294,118)		-
September 27, 2007	1.17	-		532,000		-		532,000
		5,729,401		611,141		(4,979,279)		1,361,263

(1)
The Company issued 1,068,550 units as agents’ compensation options on the March 3, 2005 private placement. Each agent’s compensation option is exercisable at $0.50 into one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share at an exercise price of $0.65 until March 3, 2007. If the closing price of the shares of the Company on the TSX-V exceeds $0.95 for 21 consecutive trading days, warrant holders may be given written notice of a period of 30 days within which to exercise the share purchase warrants, failing which they will then expire.

(2)	The amount includes 158,283 common shares and 79,141 whole warrants issued upon exercise of 158,283 agents’ options.

Goldbelt Resources Ltd.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
For the three and six month periods ended December 31, 2006 and 2005
(Unaudited and expressed in Canadian Dollars)

6.     RELATED PARTY TRANSACTIONS

The following table discloses the related party transactions, which were measured at the exchange amounts, for the financial periods as follows:

	Type of	3 months ended December 31			6 months ended December 31
Related party	fees	2006		2005	2006		2005
			$	$		$	$
Directors	Consulting	59,500		23,000	89,500		54,000
Director related entities	Professional	-		12,000	-		24,000
		59,500		35,000	89,500		78,000

7.     SEGMENTED INFORMATION

All of the Company’s operations are in the mineral resource exploration industry with its principal business activity in the acquisition and development of mineral resource properties. The Company has mineral resource properties in Burkina Faso, a used processing plant in Australia and office equipment in Canada. Geographic information is as follows:
	December 31	June 30
	2006		2006
		$	$
Equipment and mineral properties:
Burkina Faso	17,722,575		14,234,022
Australia	1,893,794		-
Canada	26,323		23,960
	19,642,692		14,257,982

8.      SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS
The significant non-cash transactions during the period ended December 31, 2006 included issuance of 532,000 (2005: 107,692) agents’ compensation warrants valued at $188,000 ($25,000) as agents’ compensation on a private placement (Note 5).

9.     COMPARATIVE FIGURES

Certain comparative figures have been reclassified, where necessary, to conform to the current period’s presentation.